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                          July 8, 2021

       Stamatios Tsantanis
       Director, CEO, and Chairman of the Board
       Seanergy Maritime Holdings Corp.
       154 Vouliagmenis Avenue
       166 74 Glyfada
       Greece

                                                        Re: Seanergy Maritime
Holdings Corp.
                                                            Registration
Statement on Form F-3
                                                            Filed July 2, 2021
                                                            File No. 333-257693

       Dear Mr. Tsantanis:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Timothy
Collins at 202-551-3176 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Energy & Transportation
       cc:                                              Will Vogel